Exhibit 3.17

ARTICLES OF INCORPORATION

OF

RAGING WATERS GROUP INC.

The undersigned, desiring to form a corporation under the laws of the State of California, declares:

FIRST:            The name of this corporation is:

Raging Waters Group Inc.

SECOND:      The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THIRD:          The name and address in this State of this corporation’s initial agent for service of process are:

Derek J. Dawson

9665 Wilshire Boulevard, Suite 801

Beverly Hills, CA 90212

FOURTH:      This corporation is authorized to issue 10,000,000 shares of capital stock, all of one class, to be designated “Common Stock.”  The stock of this corporation will be fully paid and nonassessable.

FIFTH:           The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

SIXTH:           This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to this corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. No amendment or repeal of this Article Sixth shall apply to liability for or indemnification with respect to acts or omissions by a director or other agent occurring prior to the effective date of such amendment or repeal.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation this 2nd day of April, 1991.

/s/ Ann E. McDonald
Ann E. McDonald, Incorporator